United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale announces pricing of cash tender offers

Rio de Janeiro, Brazil — September 26, 2019 — Vale Canada Limited (“Vale Canada”) and Vale Overseas Limited (“Vale Overseas,” and together with Vale Canada, the “Offerors”), each a wholly owned subsidiary of Vale S.A. (“Vale”), further to the press releases issued on September 12 and 26, 2019, announce the Total Consideration (as defined below) payable in connection with the previously announced offers to purchase for cash (the “Offers”) of the notes respectively issued by them of the series of notes as set forth in the table below under the headings “Tender Group 1” and “Tender Group 2” (all such notes appearing under either such heading, the “Notes” and each a “series” of Notes).

Tender Group 1

Tender Group 1 Cap: US$700,000,000

Issuer	Title of Security	CUSIP / ISIN Nos	Principal Amount Outstanding		Acceptance Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page (1)	Fixed Spread	Early Tender Payment (2)(3)		Total Consideration (2)(3)
Vale Overseas	6.875% Guaranteed Notes due 2039	CUSIP: 91911TAK9 ISIN: US91911TAK97	US$	1,594,805,000	1	2.875% due May 15, 2049	FIT1	+253 bps	US$	50.00	US$	1,285.19
Vale Canada	7.20% Debentures due 2032	CUSIP: 453258AP0 ISIN: US453258AP01	US$	400,000,000	2	1.625% due Aug. 15, 2029	FIT1	+329 bps	US$	50.00	US$	1,209.66
Vale Overseas	6.875% Guaranteed Notes due 2036	CUSIP: 91911TAH6 ISIN: US91911TAH68	US$	1,809,315,000	3	2.875% due May 15, 2049	FIT1	+240 bps	US$	50.00	US$	1,276.41

Tender Group 2

No tender group subcap applicable.  Tender Group 2, together with Tender Group 1, is subject to the Maximum Principal Amount.

Issuer	Title of Security	CUSIP / ISIN Nos	Principal Amount Outstanding		Acceptance Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page (1)	Fixed Spread	Early Tender Payment (2)(3)		Total Consideration (2)(3)
Vale Overseas	6.250% Guaranteed Notes due 2026	CUSIP: 91911TAP8 ISIN: US91911TAP84	US$	2,000,000,000	4	1.625% due Aug. 15, 2029	FIT1	+191 bps	US$	50.00	US$	1,159.52
Vale Overseas	8.250% Guaranteed Notes due 2034	CUSIP: 91911TAE3 ISIN: US91911TAE38	US$	544,644,000	5	1.625% due Aug. 15, 2029	FIT1	+299 bps	US$	50.00	US$	1,368.48
Vale Overseas	4.375% Guaranteed Notes due 2022	CUSIP: 91911TAM5 ISIN: US91911TAM53	US$	1,069,049,000	6	1.500% due Aug. 15, 2022	FIT1	+99 bps	US$	50.00	US$	1,039.11

(1)              The applicable page on Bloomberg from which the dealer managers quoted the bid-side price of the Reference U.S. Treasury Security.

(2)              Per $1,000 principal amount.

(3)              The Total Consideration for Notes validly tendered prior to or at the Early Tender Date (as defined below) and accepted for purchase is inclusive of the Early Tender Payment (as defined below) and calculated using the applicable Fixed Spread for the applicable series of Notes to the yield of the Reference U.S. Treasury Security for that series as of 2:00 p.m., New York City time, on September 26, 2019. All holders of Notes accepted for purchase will also receive accrued and unpaid interest on Notes validly tendered and accepted for purchase from and including the applicable last interest payment date up to, but not including, the applicable settlement date.

The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated September 12, 2019 (the “Offer to Purchase”).

Holders that validly tendered and did not validly withdraw Notes in the Offers at or prior to 5:00 p.m., New York City time, on September 25, 2019 (the “Early Tender Date”), and whose Notes have been accepted for purchase will be entitled to receive the total consideration as set forth in the table above per US$1,000 principal amount of Notes tendered and accepted for purchase (the “Total Consideration”), which includes an early tender payment of $50.00 per $1,000 principal amount of Notes accepted for purchase (the “Early Tender Payment”). In addition, holders whose Notes are accepted for purchase pursuant to the Offers will also receive accrued and unpaid interest (“Accrued Interest”) on their accepted Notes from the last interest payment date to, but not including, the Early Settlement Date (as defined below).

The applicable Total Consideration payable per US$1,000 principal amount of Notes tendered and accepted for purchase pursuant to the Offers was determined by the dealer managers in the manner described in the Offer to Purchase by reference to the applicable fixed spread for each series of Notes (as set forth in the table above) plus the applicable yield-to-maturity based on the bid-side price of the applicable Reference U.S. Treasury Security for that series of Notes (as set forth in the table above) as of 2:00 p.m., New York City time, on September 26, 2019.

Payment of the applicable Total Consideration and Accrued Interest for the Notes validly tendered and accepted for purchase is expected to be made, subject to the terms and conditions of the Offer to Purchase, on September 30, 2019 (the “Early Settlement Date”). The Offers will expire at 11:59 p.m., New York City time, on October 9, 2019 (the “Expiration Date”).

As previously announced, because the aggregate principal amount of the Notes tendered pursuant to the Offers at the Early Tender Date reached the Maximum Principal Amount (as defined in the Offer to Purchase, as amended), no Notes tendered after the Early Tender Date will be accepted for purchase.  Any tendered Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

The Offerors retained Banco Bradesco BBI S.A., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Santander Investment Securities Inc. and Scotia Capital (USA) Inc. to serve as dealer managers and D.F. King & Co., Inc. (“D.F. King”) to serve as tender and information agent for the Offers.  The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/vale.  The full details of the Offers are included in the Offer to Purchase.  Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information.  Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 or +1 (866) 406-2283 (US toll-free) or in writing at vale@dfking.com. Questions about the Offers may be directed to Banco Bradesco BBI S.A. by telephone at +1 (646) 432-6643 (collect), Itau BBA USA Securities, Inc. by telephone at +1 (212) 710-6749 (collect), J.P. Morgan Securities LLC by telephone at +1 (212) 834-3424 (collect) or +1 (866) 834-4666 (US toll-free), Santander Investment Securities Inc. by telephone at +1 (212) 940-1442 (collect) or +1 (855) 404-3636 (US toll-free) and Scotia Capital (USA) Inc. by telephone at +1 (212) 225-5559 (collect) or +1 (800) 372-3930 (US toll-free).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The Offers were made only by, and pursuant to the terms of, the Offer to Purchase.  The Offers were not made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  In any jurisdiction where the laws required the Offers to be made by a licensed broker or dealer, the Offers were made by the dealer managers on behalf of the Offerors.  None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, made any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers.  None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, have authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

For further information, please contact:

+55-21-3485-3900

Vale.RI@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: September 26, 2019		Director of Investor Relations